Canaccord Genuity LLC
Consolidated Statement of Financial Condition

March 31, 2020

Assets

Cash and cash equivalents	$ 10,625,420
Restricted Cash	2,316,121
Receivables from clearing organizations	90,941,586
Securities owned, at fair value	43,942,972
Corporate finance and trading receivables	9,040,411
Notes receivable from employees	401,334
Receivables from affiliates	23,434,357
Deposits with clearing organizations and others	1,667,888
Other receivables	2,781,913
Unsettled trades	19,606,900
Fixed assets, at cost (net of accumulation depreciation of $3,161,343)	2,415,424
Right of use assets	23,524,335
Prepaid expenses and other assets	1,309,294
Total assets	232,007,955

Liabilities and member's equity

Securities sold, not yet purchased, at fair value	30,460,555
Accrued compensation payable	51,134,330
Accounts payable and accruals	14,951,011
Unsettled trades	19,606,900
Payables to affiliates	1,231,761
Lease liabilities	24,526,499
	141,911,056
Subordinated borrowings	27,000,000
Member's equity:	
Total member's equity	63,096,899
Total liabilities and member's equity	232,007,955

See accompanying notes.